

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building #A, Floor 2
Changzhou Institute of Dalian University of Technology
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed September 8, 2022**
> **File No. 333-263315**

Dear Mr. Ye:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3 filed September 8, 2022

Conventions that apply to this Prospectus, page ii

1. We note your response to prior comment 3 and we reissue the comment. Regarding the revised definition of China or PRC appears to include "Hong Kong, Macau and Taiwan, <u>unless the context otherwise indicates</u>" and "When used in the the case of laws and regulations of China or the PRC, it refers to <u>only such laws and regulations of mainland China,</u>" revise your disclosure to include a definition of China or PRC that does not include such exclusions and is not limited to only such laws and regulations of mainland China. Also, remove from the definition the reference to "unless the context

otherwise indicates."

Risk Factors, page 18

2. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources. In this regard, we note the information about COVID-19 in your press release filed as exhibit 99.1 to your Form 6-K filed August 18, 2022.

3. We note the references to inflation on page 24. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.